Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF) 151 Bloor St W Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion and Analysis

Third Quarter Ended September 30, 2011
(Unaudited – Prepared by Management)

November 25, 2011

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2011

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation. (“Lingo Media” or the “Company”) consisting of the Condensed Consolidated Interim Balance Sheet as at September 30, 2011 and the Consolidated Interim Statements of Changes in Equity, Operations, and Cash Flows for the nine months ended September 30, 2011.  All amounts are stated in Canadian Dollars.  An accounting firm has not reviewed or audited this interim financial information.

The following Management Discussion and Analysis (MD&A) of Lingo Media Corporation’s financial condition and results of operations, prepared as of November 25, 2011, should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of the Company for the nine months ended September 30, 2011 which are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable nine month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of September 30, 2011, the Company operated three distinct business segments as follows:

Online English Language Learning

(i)	Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates an online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App.

(ii)	Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  Lingo Media is marketing an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo earns its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies Limited (“ELL Technologies”) which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

(iii)	Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 395 million units from its library of more than 340 program titles in China.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Recent Developments

Business Developments

On July 12, 2011, Lingo Media and Lenovo, the world’s fastest growing major PC Company, announced the signing of a Custom Software Business Partnership Agreement which provides for a custom version of Lingo Media’s English language learning software to be installed on millions of Lenovo computers sold in China.

Under the terms of the agreement, Lenovo will promote, distribute, and resell Lingo Media’s software, primarily by pre-installing a custom version on Lenovo’s popular Think-branded commercial PCs and Idea-branded consumer PCs.  Online marketing, joint promotional activities and other marketing activities are underway between the two companies.

On August 3, 2011, Lingo Media and the iGroup (Asia Pacific) Limited (“iGroup”), a leading distributor of digital and print research information in the Asia Pacific region with 26 offices spanning 13 countries, announced the signing of an agreement that will significantly widen Lingo Media’s marketing and distribution reach in 15 Asia Pacific markets.

Under the terms of the agreement, the iGroup will exclusively represent Lingo Media for an initial 3 year term in the marketing and sales of its products and services to students, academics, educators, librarians, research professionals, scientists and institutional customers in healthcare, government, research, and corporate markets in the following countries: Australia, China, Hong Kong, Indonesia, Japan, Korea, Macau, Malaysia, Myanmar, New Zealand, Philippines, Singapore, Taiwan, Thailand, and Vietnam.  The Lingo Media products to be sold by iGroup will include those of its wholly-owned subsidiaries ELL Technologies and Parlo, which offer reading, writing and listening along with spoken English solutions.

On August 31, 2011, Lingo Media and the iGroup further announced the signing of a book license agreement that will expand market reach for Lingo Media’s English language learning textbook programs into nine new countries in the Asia Pacific region.

The iGroup will exclusively represent Lingo Media for an initial three-year term in the manufacturing, publishing and sales of its programs, specifically PEP Primary English, Starting Line and English in Business Communications.

Corporate Developments

On September 9, 2011, the Company announced that it has negotiated a one year extension to the term of the $1,000,000 loan financing (the "Loan") completed on September 8, 2010. The new maturity date of the remaining $890,000 Loan is September 8, 2012 and continues to bear interest at a rate of 9% per annum, payable monthly in arrears and is secured by a charge over all of Lingo Media’s assets and properties. Lingo Media may elect to prepay the Loan in whole or in part at any time at its sole discretion without penalty.

Revenue Recognition Policy

The Company earns advertising revenue through Speak2Me, a free-to-consumer advertising-based online service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.    Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Parlo earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.  Revenue is recognized equally over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

ELL Technologies earns training revenue through sales of its Q Group products.  Revenue is recognized upon delivery of the training courses to the end client through the distributor.

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is the Chinese Government’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Learning’s ELL programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Learning’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on print runs of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Learning with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Overall Performance

China

Online English Language Learning
Speak2Me provides sponsored Conversational Advertising™ lessons on www.speak2me.cn.  In 2011, Speak2Me featured lessons for Mercedes Benz smart fortwo’s advertising campaign.  Revenue earned from Conversational Advertising™ for the nine months ended September 30, 2011 was $167,080 compared to $96,825 for September 30, 2010.  Revenue recognized for the first nine months was $Nil compared to $62,187 for the same period ended September 30, 2010.

ELL Technologies earned revenue from its Q Group of products of $346,409 for the period ended September 30, 2011, compared to $220,503 for the same period in 2010.

Print-Based English Language Learning
Lingo Media earned royalty revenue of $592,629 for the nine month period ended September 30, 2011 compared to $728,547 for 2010.  With over 395 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at September 30, 2011 the Company had a working capital deficiency of ($183,236) compared to a deficiency of ($1,965,109) as at December 31, 2010.  Net loss from operations for the quarter ended September 30, 2011 was ($987,983) compared to a loss from operations of ($951,927) for the quarter ended September 30, 2010.

For Three Months Ended September 30,	2011	2010	2009
Revenue
Print-based English Language Learning	$75,617	$279,816	$56,265
Online English Language Learning	273,927	133,514	127,359
	349,944	413,330	183,629
Total Comprehensive Loss	(999,551)	(1,047,165)	(1,050,338)
Loss per Share, Basic and Diluted:
Net Loss	(0.05)	(0.08)	(0.08)
Total Assets	4,189,630	6,277,645	6,319,905
Long Term Debt	-	564,997	-
Working Capital / (Deficit)	(183,236)	(1,401,281)	377,469
Cash (Used)/Provided - Continuing Operations	$(83,227)	$(679,019)	$(502,200)

In the third quarter ended September 30, 2011, the Company continued to earn revenue from the Online English Language Learning segment.  Loss from continuing operations decreased to ($999,551) from ($1,047,165) a year ago.

The Company had cash on hand of $320,173 as at September 30, 2011, and continues to rely on its revenues from its recurring publishing revenue from China and future equity and/or debt financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.  Contributions have been made by the Company according to the pre-determined schedule of the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Results of Operations

Revenue and Margin

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

For the nine month period ended September 30, 2011, Lingo Media earned revenues as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	513,489	592,629	1,106,118
Direct costs	(30,211)	(129,600)	159,811
Gross profit	483,278	463,029	946,307

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a percentage of PEP’s royalties earned from Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.

Selling, General and Administrative

Selling, general and administrative costs consist of compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Total selling, general and administrative costs for the quarter was $642,788 compared to $698,348 for the same period in 2010.  This decrease was largely due to synergies realized from integration of business units and rationalization of head count.

Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning

Selling, general and administrative cost related to Online English Language Learning was $445,596 for the third quarter of 2011 compared to $496,857 for the same period in 2010. Selling, general and administrative costs for Online English Language Learning unit increased from 2010 to 2011 as a result of increased sales efforts in certain regions.

Online ELL	2011	2010	2009
Sales, marketing & administration	$342,542	$310,151	$329,352
Consulting fees and salaries	42,476	95,537	86,380
Travel	12,083	30,295	21,182
Premises	22,982	20,081	-
Professional fees	25,513	40,793	30,336
	$445,596	$496,857	$467,250

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2010 to 2011 primarily because of reduction of the head count and accrual of grants.  Premises expenses decreased as the Company allocated additional rent expenses to its Online ELL business. The following is a breakdown of selling, general and administrative costs directly associated to print-based English language learning:

Print-Based ELL	2011	2010	2009
Sales, marketing & administration	$58,649	$56,588	$(285,228)
Consulting fees and salaries	94,433	37,500	228,368
Travel	25,308	16,674	39,522
Premises	16,013	22,300	37,912
Shareholder services	12,996	34,665	16,958
Professional fees	20,543	55,455	20,941
	227,942	223,182	58,473
Grants	(30,750)	(18,896)	(32,013)
	$197,192	$204,286	$26,460

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $30,750 for the quarter ended September 30, 2011 (quarter ended September 30, 2010 – $18,896), relating to the Company's publishing projects in China.  The Company will continue to apply for government grants in future.

Foreign Exchange

Included in general and administrative expenses under corporate expense allocation is foreign exchange gain of $13,412 as compared to a gain of $91,658 in the quarter ended September 30, 2010. This relates to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in United States Dollars, Chinese Renminbi, European Euros, and New Taiwanese Dollars.

Total Comprehensive Loss

The Company reported a total comprehensive loss of ($999,551) for the three months ended September 30, 2011 as compared to a net loss of ($1,047,165) for the same period in 2010.   The loss for the period is comprised of the following:

	2011	2010
Online ELL
Revenue	$273,927	$133,514
Direct costs	(17,175)	(5,494)
Margin	256,752	128,020
Expenses:
Selling, general and administrative	445,596	496,857
Amortization of property and equipment	786	795
Amortization of software & web development	601,384	596,648
Income taxes and other taxes	704	152
	1,048,470	1,094,452

Segment Loss – Online ELL	$(791,718)	$(966,432)

Print-Based ELL
Revenue	75,617	279,816
Direct costs	(17,147)	(17,502)
Margin	58,470	262,314

Expenses:
Selling, general and administrative	197,192	204,286
Development cost write-down	-	-
Amortization of property and equipment	2,263	690
Amortization of publishing development costs	-	1,462
Income taxes and other taxes	10,411	34,631
	209,966	241,069

Segment Gain – Print-Based ELL	(151,496)	21,245

Other:
Interest and other financial expenses	13,866	36,064
Share based payment	55,833	44,318
Foreign Exchange Loss	(13,412)	21,596
Net Loss from continuing operations before tax	$(999,551)	$(1,047,165)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Amortization

The following is a summary amortization schedule:

For the three months ended September 30,	2011	2010
Property and Equipment	$ 3,149	$ 1,485
Publishing Development Costs	-	1,462
Software and Web Development Costs	601,385	596,648
	$ 604,534	$ 599,595

Share Based Payments

The Company amortizes share based payment with a corresponding increase to the Share based reserve account. During the third quarter of 2011, the Company expensed $55,883 compared to $44,318 during the third quarter of 2010.  The increase in this expense is primarily due to increased number of stock options vested during the period as compared to the similar period in 2010.

Summary of Quarterly Results

	Q4-09	Q1-10	Q2-10	Q3-10	Q4-10	Q1-11	Q2-11	Q3-11

Revenue	$573,394	$135,295	$559,437	$413,330	$877,091	$300,834	$455,740	$349,544
Loss Before Taxes from Continuing Operations	(873,922)	(1,107,304)	(865,326)	(1,012,382)	(1,126,458)	(1,531,979)	(1,092,929)	(988,436)
Net Loss After Taxes	(873,922)	(902,904)	(924,041)	(1,047,165)	(734,115)	(1,520,932)	(1,165,770)	(999,551)
Loss per Basic and Diluted Share - Continuing Operations	($0.04)	($0.09)	($0.07)	($0.08)	($0.04)	($0.09)	($0.06)	($0.05)
Loss from Discontinued Operations	16,184	-	-	-	-	-	-	-
Net Comprehensive Loss	(689,379)	(1,138,799)	(924,041)	(1,047,165)	(609,124)	(1,543,662)	(1,165,770)	(999,551)
Net Loss per Basic and Diluted Share	($0.21)	($0.09)	($0.07)	($0.08)	($0.04)	($0.09)	($0.06)	($0.05)

Liquidity and Capital Resources

As at September 30, 2011, the Company had cash of $320,173 (2010 - $36,783), and accounts and grants receivable of $792,770 (2010 - $869,924). The Company’s total current assets amounted to $1,525,917 (2010 - $1,183,659) with current liabilities of $1,709,153 (2010 - $2,584,940) resulting in a working capital deficiency of $183,236 (2010 - working capital deficiency of $1,401,281).   Trade accounts receivable as at September 30, 2011 was $700,520 of which 63% is due from our co-publishing partner in China.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants accrued during the quarter were $30,750 compared to $18,896 during the third quarter of 2010.

The Company plans on raising additional debt and/or equity, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of debt financing, equity financing, and cash generated from co-publishing and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Commitments

Future minimum lease payments under operating leases for premises and equipment are as follows:

2011	$ 77,912
2012	181,513
2013	187,235
2014	188,365
2015	188,365
2016	$ 38,122

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

During the quarter, the Company was reimbursed $7,503 (2010 - $18,590) from a corporation with one director in common for rent, administration, office charges and telecommunications.

In the first nine months of 2011, the Company recorded $368,000 in aggregate for consulting fees to corporations owned by a director and officers of the Company, of which, $137,314 is unpaid and included in accounts payable.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Additional Disclosure

Property and Equipment

Property and equipment consist of the following:

	Office equipment	Furniture and fixtures	Total
Cost, January 1, 2010	$ 124,503	$ 101,207	$ 225,710
Additions	3,072		3,072
Cost, December 31, 2010	127,575	101,207	228,782
Additions	892	-	892
Cost, September 30, 2011	128,467	101,207	229,674

Accumulated depreciation, January 1, 2010	102,049	50,310	152,359
Charge for the year	4,051	10,030	14,081
Accumulated depreciation, December 31, 2010	106,100	60,340	166,440
Charge for the period	7,434	1,841	9,276
Accumulated depreciation, September 30, 2011	113,534	62,181	175,716

Net book value, January 1, 2010	22,454	50,897	73,351
Net book value, December 31, 2010	21,475	40,867	62,342
Net book value, September 30, 2011	$ 14,933	$ 39,026	$ 53,958

Publishing Development Costs

Publishing development costs consist of the following:

	September 2011	December 2010
Cost	$8,807	$24,018
Less: accumulated amortization	(8,807)	(15,211)
	$-	$8,807

Software and Web Development Costs

Software and web development costs consist of the following:

	September 2011	December 2010
Cost	$8,280,559	$8,073,400
Less: accumulated amortization	(5,810,422)	(3,839,117)
	$2,470,137	$4,234,283

Disclosure of Outstanding Share Data

Common Shares outstanding as at November 25, 2011  -  20,543,177

Stock Options outstanding to purchase Common Shares  -  2,421,070

Warrants outstanding to purchase Common Shares  -  5,764,208

There are no other dilutive securities of the Company outstanding at November 25, 2011.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Transition to IFRS

IFRS IMPLEMENTATION
The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. As such, the Company is reporting its consolidated interim financial statements in accordance with IAS 34 Interim Financial Reporting for the nine months ended September 30, 2011, with comparative figures for the corresponding period for 2010. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

IFRS Transition Plan
Lingo Media had established a comprehensive IFRS transition plan and engaged third-party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the critical transition components identified by Lingo Media. All of these have been completed by the date of this report:

•	Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.

•
Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.

•	Determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.

•	Resolution of the accounting policy change implications on information technology, business processes and contractual arrangements.

•	Design and implement new processes to maintain effective Disclosure Control & Procedures and internal control over financial reporting throughout the IFRS transition plan.

•	Management and employee education and training.

Impact of Adopting IFRS on Lingo Media’s Business
As part of its analysis of potential changes to significant accounting policies, Lingo Media assessed what changes would be required to its accounting systems and business processes. Lingo Media determined that the changes identified were minimal and the systems and processes can accommodate the necessary changes.

Lingo Media has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies.

Lingo Media’s staff involved in the preparation of financial statements have been trained on the relevant aspects of IFRS and the changes to accounting policies

The Audit Committee and Board of Directors were regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation of the key aspects of IFRS affecting Lingo Media.

Impact of Adopting IFRS on Lingo Media’s Financial Statements

The adoption of IFRS resulted in some changes to Lingo Media’s accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

The following provides a summary of Lingo Media’s evaluation of changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will required a change in accounting policies, but to highlight the areas Lingo Media identified as having the most significant change.

1) Research and Development

IFRS contains different guidance related to recognition and measurement of research and development costs represented by Software Web Development Costs, and Goodwill, than current Canadian GAAP. Under IFRS Lingo Media has the option to value its intangible assets based on either a cost or a revaluation model.  The Company reviews the carrying values of its software and web development costs and evaluates the carrying value of these assets when indicators of impairment exist. If the carrying value exceeds the amount recoverable, an impairment of the asset to its estimated fair value would be charged to operations in the year such impairment is determined to be necessary. Amortization of the capitalized costs begins when the products are starting to be sold and are amortized on a straight line basis over two to five years.

Lingo Media has determined that these will not result in any significant changes to its accounting policies related to research and development costs and does not result in a significant change to line items within its financial statements.

2) Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated Group be determined separately in accordance with the indicators as per IAS 21 – Foreign exchange and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of some companies of the Group is the US Dollars (“USD”) and the Chinese Renminbi (“RMB”). The consolidated financial statements are presented in Canadian Dollars (“$”) which is the group’s presentation currency. Under IFRS, the results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

As a result of the application of the translation rules contained in IAS 21, for the year ended December 31, 2010, non-monetary assets, which includes property and equipment and software and web development costs will not be materially changed.

3) Share-Based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP.

Lingo Media has implemented the changes to its accounting policies relating to share-based payments and has determined that the changes did not result in a significant change to line items within its financial statements.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

4) Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP. Under IFRS Lingo Media has the option to value its property and equipment based on either a cost or a revaluation model. Lingo Media will continue to value its property and equipment at cost.

5) Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes based on a “probable” versus a ”more likely than not” criteria.

Lingo Media has determined that these will not result in any significant changes to its accounting policies related to income taxes and does not result in a significant change to line items within its financial statements.

6) Financial Instruments: Recognition and Measurement

IFRS requires different treatment of the exchange gain or loss on the valuation of available for sale investments denominated in foreign currencies.

Lingo Media’s accounting policies related to exchange gain or loss on the valuation of available for sale investments have been amended to record the exchange gain or loss through the profit and loss statement rather than through Other Comprehensive Income/Loss.

Note 16 of the Condensed Consolidated Interim Financial Statements for the first quarter ending March 31, 2011, provide further details on our key Canadian GAAP to IFRS differences, our IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices and our accounting policy decisions.

IFRS and Internal Control over Financial Reporting and Disclosure Controls and Procedures

We assessed the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures. The extent of the impact on these controls was immaterial. We applied our existing control framework to the IFRS changeover process.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis